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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE TO/A
        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934



                                (Amendment No. 3)


                      CORNERSTONE REALTY INCOME TRUST, INC.
                      -------------------------------------

                       (Name Of Subject Company (issuer))

           CORNERSTONE REALTY INCOME TRUST, INC. (ISSUER AND OFFEROR)
 -------------------------------------------------------------------------------
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                      SERIES A CONVERTIBLE PREFERRED SHARES
                      -------------------------------------
                         (Title of Class of Securities)

                                    21922V201
                                    ---------
                      (CUSIP Number of Class of Securities)

                                 Glade M. Knight
                              306 East Main Street
                            Richmond, Virginia 23219
                                 (804) 643-1761
                                 --------------

     (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:
                                Leslie A. Grandis
                                McGuireWoods LLP
                                One James Center
                              901 East Cary Street
                               Richmond, VA 23219

                            CALCULATION OF FILING FEE
                            -------------------------

   Transaction Value(1)                              Amount of Filing Fee(1)
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     $264,855,300                                          $52,971
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(1)  The registration fee has been calculated  pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the book value of the Series A Convertible Preferred Shares that may be received by Cornerstone Realty Income Trust, Inc. in the exchange offer.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:    $66,213
    Form or Registration No.:  Form S-4, Registration Statement No. 333-56024
    Filing Party:              Cornerstone Realty Income Trust, Inc.
    Date Filed:                February 21, 2001.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 13, 2001 and amended on April 11, 2001 and on April 13, 2001 (the "Schedule TO") relating to the offer by Cornerstone Realty Income Trust, Inc. ("Cornerstone") to exchange each outstanding Series A Convertible Preferred Share (the "Convertible Preferred Shares") for (1) two Cornerstone common shares or (2) one Cornerstone common share and $12.25 in cash, subject to the election of holders of the Convertible Preferred Shares and certain other conditions (the "Exchange Offer"). Cornerstone initially filed a Registration Statement on Form S-4 (File No. 333-56024) relating to the Cornerstone common shares to be issued to holders of Convertible Preferred Shares in the Exchange Offer on February 21, 2001, which was subsequently amended by Amendment No. 1 thereto, dated March 12, 2001 (the "Registration Statement") and the prospectus contained therein was supplemented by a prospectus supplement dated April 11, 2001. The terms and conditions of the Exchange Offer are described in the final prospectus dated April 17, 2001 (the "Prospectus") and the Letter of Transmittal relating to the Exchange Offer. The Prospectus and the related Letter of Transmittal are incorporated by reference in this Schedule TO.

         All information set forth in the Prospectus is incorporated by reference in response to some of the Items required in this Schedule TO. Cornerstone hereby amends and supplements the Schedule TO as follows:

ITEM 11.   ADDITIONAL INFORMATION

         On April 18, 2001, Cornerstone announced that it had completed its exchange offer for all of Cornerstone's outstanding Convertible Preferred
Shares. Cornerstone accepted for exchange all of the Convertible Preferred Shares tendered for exchange prior to the expiration of the exchange offer, which occurred at 12:00 midnight on Tuesday, April 17, 2001. Cornerstone reported that a total of 12,458,917 Convertible Preferred Shares were validly tendered and not withdrawn pursuant to the exchange offer, representing 99% of the issued and outstanding Convertible Preferred Shares. Of the Convertible Preferred Shares tendered, the holders of such shares elected Option 1 (two common shares) with respect to 742,168 shares and elected Option 2 (one common share and $12.25 in cash) with respect to 11,716,749 shares. We will issue a total of 13,201,085 common shares and pay a total of $143.5 million in cash in exchange for all of the Convertible Preferred Shares tendered in the exchange offer.


ITEM 12.   EXHIBITS


Exhibit (a)(4)(B)       Final Prospectus  dated April 17, 2001,  incorporated by
                        reference to the Final Prospectus filed by Cornerstone with the Securities and Exchange Commission under Rule
                        424(b)(3) on April 18, 2001


Exhibit (a)(5)(B)       Press Release dated April 18, 2001 (filed herewith)


Exhibit (b)(17)         First Amendment to and Waiver of Credit  Agreement dated
                        as of April  18,  2001 by and among  Cornerstone  Realty
                        Income  Trust,  Inc.,  CRIT-NC,  LLC,  and  First  Union
                        National Bank (filed herewith)

Exhibit (b)(18)         Amended and Restated  Revolving Credit Note by and among
                        Cornerstone Realty Income Trust, Inc. and CRIT-NC, LLC as borrower and First Union National Bank as lender dated as of April 18, 2001 (filed herewith)

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           Cornerstone Realty Income Trust, Inc.
April 18, 2001                             /s/ Stanley J. Olander, Jr.
                                           -------------------------------------
                                           Stanley J. Olander, Jr.
                                           Director, Chief Financial Officer
                                           and Secretary